UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: March 31, 2006
Estimated average burden
FORM 12b-25	hours per response.......2.50

SEC FILE NUMBER
NOTIFICATION OF LATE FILING	001-12815

CUSIP NUMBER
167250109

(Check one):  ☐  Form 10-K     ☐  Form 20-F     ☐  Form 11-K     ☑  Form 10-Q      ☐  Form N-SAR     ☐  Form N-CSR

For Period Ended:	September 30, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Chicago Bridge & Iron Company N.V.

Full Name of Registrant

Former Name if Applicable
Polarisavenue 31

Address of Principal Executive Office (Street and Number)
2132 JH Hoofddorp, The Netherlands

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Chicago Bridge & Iron Company N.V. (“CB&I” or the “Company”) is not able to timely file its quarterly report on Form 10-Q for the third quarter of 2005, which was due November 9, 2005.

As previously announced on October 31, 2005, CB&I received a memo from a senior member of its accounting department alleging accounting improprieties, including the determination of claim recognition on two projects and the assessment of costs to complete two projects.
The Audit Committee of the Supervisory Board of CB&I, composed of independent outside directors, has initiated an inquiry and has retained outside legal and accounting advisors to assist in the inquiry. The Audit Committee is seeking to resolve the matter as soon as possible. At this time, CB&I is not able to predict the outcome of the inquiry. In addition, CB&I’s independent registered public accountants have indicated that they will not be in a position to complete their interim review until completion of the investigation.
While CB&I anticipates filing its third quarter Form 10-Q upon completion of the investigation and review by our Audit Committee and independent registered public accounting firm, it does not expect to be able to file within the five day period provided under Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.
(Attach extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Walter G. Browning	(832)	513-1536

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☑   Yes      ☐   No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑  Yes      ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As a result of the aforementioned independent investigation, CB&I has not finalized its financial statements for the three and nine month periods ended September 30, 2005 and its independent registered public accounting firm has not completed its associated review. Until completion of the investigation, and a resolution of the adjustments, if any, and the timing of such adjustments, CB&I is unable to reasonably estimate its results of operations during the three month period ended September 30, 2005.
Forward-Looking Statements
Except for the historical information contained herein, the matters set forth in this Form 12b-25 include forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof, and are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include the results and effect of the registrant’s ongoing review of its historic financial statements and any restatement of its financial statements, the material risks described under “Risk Factors” as set forth in our Form 10-K filed March 11, 2005 with the Securities Exchange Commission and the following factors -
• our ability to realize cost savings from our expected execution performance of contracts;

• the uncertain timing and the funding of new contract awards, and project cancellations and operating risks;

• cost overruns on fixed price, target price or similar contracts;

• risks associated with percentage-of-completion accounting;

• our ability to settle or negotiate unapproved change orders and claims;

• changes in the costs or availability of, or delivery schedule for, components and materials and labor;

• increased competition;

• fluctuating revenue resulting from a number of factors, including the cyclical nature of the individual markets in which our customers operate;

• lower than expected activity in the hydrocarbon industry, demand from which is the largest component of our revenue;

• lower than expected growth in our primary end markets, including but not limited to LNG and clean fuels;

• risks inherent in our acquisition strategy and our ability to obtain financing for proposed acquisitions;

• our ability to integrate and successfully operate acquired businesses and the risks associated with those businesses;

• adverse outcomes of pending claims or litigation or the possibility of new claims or litigation;

• the ultimate outcome or effect of the pending Federal Trade Commission order on our business, financial condition and results of operations;

• lack of necessary liquidity to finance expenditures prior to the receipt of payment for the performance of contracts and to provide bid and performance bonds and letters of credit securing our obligations under our bids and contracts;

• proposed and actual revisions to U.S. and non-U.S. tax laws, and interpretation of said laws, and U.S. tax treaties with non-U.S. countries (including the Netherlands), that seek to increase income taxes payable;

• political and economic conditions including, but not limited to, war, conflict or civil or economic unrest in countries in which we operate; and

• a downturn or disruption in the economy in general.
Although we believe the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future performance or results. We are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should consider these risks when reading any forward-looking statements.

Chicago Bridge & Iron Company N.V.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 10, 2005	By: Chicago Bridge & Iron Company, B.V., its managing
director
By: /s/ Gerald M. Glenn
Gerald M. Glenn
Managing Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).